                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C.  20549


                                    FORM 11-K


/X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
    for the fiscal year ended December 31, 1997

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
    SECURITIES EXCHANGE ACT OF 1934
    for the transition period from _______ to _______
    Commission file number 33-14927


                           CHESAPEAKE CORPORATION 401(k)
                        SAVINGS PLAN FOR SALARIED EMPLOYEES


                             CHESAPEAKE CORPORATION
                               1021 East Cary Street
                                 P. O. Box 2350
                             Richmond, Virginia  23219

INDEX OF FINANCIAL STATEMENTS AND SCHEDULES AND EXHIBIT

<caption

                                                       Pages

Report of independent accountants                              3


Financial statements:

                                                        Statements of net assets available for benefits
    with fund information at December 31, 1997 and 1996      4-5

  Statements of changes in net assets available for
    benefits with fund information for the years
     ended December 31, 1997 and 1996                        6-7

  Notes to financial statements                             8-12


Supplemental schedules:

  Item 27a - Schedule of Assets held for investment
    purposes at December 31, 1997                           13-14

  Item 27d - Schedule of Reportable transactions for
    the year ended December 31, 1997                        15-19

  Nonexempt transactions with parties-in-interest for the
    year ended December 31, 1997                                *

  Loans or fixed income obligations in default for the
    year ended December 31, 1997                                *

  Leases in default or classified as uncollectible
    for the year ended December 31, 1997                        *


  *There were no such transactions or obligations or leases in default.


Exhibit:

  23 - Consent of Coopers & Lybrand L.L.P.                     20


/TABLE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee (the "Committee") have duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                 CHESAPEAKE CORPORATION 401(k)
                                 SAVINGS PLAN FOR SALARIED
                                 EMPLOYEES



                                 By:  \s\ Thomas A. Smith
                                     Thomas A. Smith, Vice
                                  President -Human Resources and
                                  Chairman of the Committee
June 10, 1998

REPORT OF INDEPENDENT ACCOUNTANTS


To the Chesapeake Corporation 401(k) Savings
                               Plan for Salaried Employees Committee:

We have audited the accompanying statements of net assets available for benefits of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules as listed in the accompanying index on page 1 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statements of net assets available for benefits and the statements of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                  COOPERS & LYBRAND L.L.P.

Richmond, Virginia
June 10, 1998

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1997



                                                                                        LaSalle
                                                  Chesapeake   Partners    Diversified    Income
                                                   Common      Trust       Equity         Plus
                                                  Stock Fund   Fund        Fund           Fund
                                                  -----------  --------    ------------  ---------

Assets:
 Investments  (Notes 1b and 11):
  Equity investments  (cost $30,659,296)                      $19,372,405  $18,222,596
  Fixed income investments
       (cost $6,414,297)
  Chesapeake Corporation Common Stock
       (cost 6,298,080)                           $8,581,169
  Money Market investments(cost $5,279,374)          395,228                               $4,884,146
  Loans

Receivables:
     Accrued income                                   56,800    1,843,203            38        25,225
     Employer contributions                           43,678       73,328        64,092        17,445
                                               -------------   -----------  ------------   --------------
        Total Assets                               9,076,875   21,288,936      18,286,726   4,926,816

Liability:
   Accrued expenses                                             1,916,531          64,130      42,670
                                              --------------  -------------   ---- --------    --------------
       Net assets available for benefits          $9,076,875  $19,372,405      $18,222,596  $4,884,146
                                                   ========    =========        =========    =========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1997

                                     Twentieth
                                     Century
                                     Ultra         Phoenix        Dreyfus A
                                     Investors     High Yield     Bond Plus      Participant
                                     Fund          A  Fund        Fund           Loans            Total
                                     ---------     ---------      ------------   ------------     -------
Assets:
 Investments  (Notes 1b and 11):
      Equity investments
 (cost $30,659,296)                 $6,905,994                                                     $44,500,995
  Fixed income investments
       (cost $6,414,297)                          $5,806,002      $1,123,586                         6,929,588
  Chesapeake Corporation Common Stock
       (cost 6,298,080)                                                                              8,581,169
     Money Market investments                                                                                       5,279,374
        (cost $5,279,374)
   Loans                                                                          $1,150,158         1,150,158

 Receivables:
   Accrued income                     1,424,039        43,623           6,324                        3,399,252
     Employer contributions              51,995        32,710           7,701                          290,949
                                      ----------   -----------      ------------  --------------     ---------------
       Total Assets                   8,382,028      5,882,335      1,137,611      1,150,158         70,131,485

Liability:
   Accrued expenses                    1,476,034        76,333         13,590                         3,589,288
                                      -----------  ------------    -------------  ---------------   ---------------

Net assets available for benefits     $6,905,994    $5,806,002      $1,124,021     $1,150,158        $66,542,197
                                       ========      ========         =========     =======          =========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1996

                                                                                                LaSalle
                                        Chesapeake   Partners      Diversified    Fidelity      Income
                                        Common       Trust         Equity         High Income   Plus
                                        Stock Fund   Fund          Fund           Fund          Fund
                                        -----------  ----          ---------      -----------   ------------        -------
Assets:
  Investments
(Notes 1b and 11):
     Equity investments
 (cost $29,824,295)                                  $18,625,613   $16,708,546
     Fixed income investments
 (cost $7,102,968)
     Chesapeake Corporation
        common stock
         (cost $7,569,822)             $10,641,647
     Money market investments
        (cost $5,739,622)                  513,683                                                   $5,225,939
     Loans
   Accrued income receivable
   Cash                                      1,596                                          $5,707
                                  -----------------  -----------  --------------     --------------  -----------------
          Total assets                  11,156,926    18,625,613   16,708,546                5,707    5,225,939

Liability:
     Accrued expenses                                     24,283       23,586                             27,363
                                   ----------------  ------------ --------------      -------------  -----------------
  Net assets available for
        benefits                       $11,156,926    $18,601,330  $16,684,960              $5,707   $5,198,576
                                        =========      ==========    =========           =========   =========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION December 31, 1996

                               Twentieth
                               Century
                               Ultra         Phoenix        Dreyfus A
                               Investors     High Yield     Bond Plus     Particpant
                                Fund         A  Fund        Fund          Loans          Total
                            -------------    -----------   ------------   ------------   -------
Assets:
  Investments
 (Notes 1b and 11):
    Equity investments
(cost $29,824,295)             $6,734,270                                                 $42,068,429
Fixed income investments
 (cost $7,102,968)                          $6,691,186        $894,207                      7,585,393
Chesapeake Corporation
   common stock
   (cost $7,569,822)                                                                       10,641,647
Money market investments
  (cost $5,739,622)                                                                         5,739,622
Loans                                                                      $1,153,891      $1,153,891
   Accrued income receivable                                       347                            347
   Cash                                                                                         7,303
                            -------------- -----------   --------------    --------------  -------------
      Total assets           6,734,270       6,691,186          894,554      1,153,891     67,196,632

Liability:
     Accrued expenses               97                                                         75,329
                           -------------  ------------    -------------    -------------     ----------------
  Net assets available for
   benefits                $ 6,734,173      $6,691,186        $894,554      $1,153,891    $67,121,303
                             =========       =========       =========      =========      ==========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1997

                                                                                               LaSalle
                                      Chesapeake    Partners     Diversified    Fidelity       Income
                                      Common        Trust        Equity         High Income    Plus
                                      Stock Fund    Fund         Fund           Fund           Fund
                                      ------------- ----------   ------------   ------------   -------
Additions:
  Interest and dividends              $ 280,078     $    79,706                                $   275,388
  Contributions (Notes 3 and 4):
     Employee                           642,732       1,082,570  $   931,374                       270,759
     Employer                           233,694         369,911      326,936                        95,677
     Rollovers                          256,710         122,610      143,386                        47,952
  Net appreciation in the fair
      value of investments
        (Note 1b)                       446,655        4,658,111   5,105,144
                                   ------------     -------------  ---------    ------------   ------------
                                      1,859,869        6,312,908   6,506,840                       689,776
                                  -------------    -------------  ----------    ------------    -----------
Deductions:
   Distributions to participating
      employ  ees                       213,037          948,214     875,914                        229,152
  Administrative fees                                                109,073                         11,079
                                  -------------         ---------    --------  -------------    ------------
                                        213,037          948,214     984,987                        240,231
                                   ------------         ---------   --------- --------------    -----------
    Net increase (decrease)           1,646,832        5,364,694   5,521,853                         449,545

Interfund transfers, net               (666,714)         691,496     263,012     $(5,707)            377,896
Interplan transfers, net                710,481              132      (1,308)                         (4,759)
Net transfer of plan assets
 to St. Laurent Paperboard,
 Inc.  (Note 13)                     (3,770,650)      (5,285,247) (4,245,921)                     (1,137,112)
Net  assets available for benefits,
  beginning of year                  11,156,926       18,601,330  16,684,960       5,707           5,198,576
                                   --------------     ----------  -----------    ------------     -----------
  Net assets available for
    benefits, end of year           $ 9,076,875      $19,372,405 $18,222,596     $     0          $4,884,146
                                     =========       =========    =========        ========        ==========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1997

                                  Twentieth
                                  Century
                                  Ultra           Phoenix        Dreyfus A
                                  Investors       High Yield     Bond Plus      Particpant
                                  Fund            A  Fund        Fund           Loans          Total
                                  ----------      ---------      ------------   ------------   -------
Additions:
  Interest and dividends          $     2,622     $  545,888     $  56,875      $102,530       $  1,343,087
  Contributions (Notes 3 and 4):
     Employee                         741,090        446,341       113,708                        4,228,574
     Employer                         243,658        164,524        37,936                        1,472,336
     Rollover                         256,542         99,163        80,444        11,036          1,017,843
  Net appreciation in the fair
      value of investments
        (Note 1b)                   1,153,130        245,650        24,896                       11,633,586
                                   -----------        -----        --------      -----------  --------------
                                    2,397,042      1,501,566       313,859       113,566         19,695,426
                                  -----------      ---------      ---------    ------------     -----------
Deductions:
 Distributions to participating
      employees                       394,926        301,862        12,621        383,983         3,359,709
  Administrative fees                                                                               120,152
                                   -----------     -----------   ----------     -----------       ------------
                                      394,926        301,862        12,621         383,983        3,479,861
                                   -------------    -----------  -----------    -----------       ----------
     Net increase (decrease)        2,002,116      1,199,704       301,238        (270,417)      16,215,565

Interfund transfers, net             (328,753)      (677,483)       79,569         266,684
Interplan transfers, net                7,987          1,003         2,604                          716,140
Net transfer of plan assets to
 St. Laurent Paperboard,
Inc.  (Note 13)                    (1,509,529)    (1,408,408)     (153,944)                     (17,510,811)
Net  assets available for benefits,
  beginning of year                 6,734,173      6,691,186       894,554       1,153,891       67,121,303
                                 -------------   -----------     ---------       ------------    ------------
  Net assets available for
    benefits, end of year          $6,905,994     $5,806,002     $1,124,021     $1,150,158      $66,542,197
                                    ========       ========       ========       ==========     =========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1996

                                                                                                    LaSalle
                                            Chesapeake     Partners     Diversified    Fidelity       Income
                                             Common        Trust        Equity         High Income    Plus
                                            Stock Fund     Fund         Fund           Fund           Fund
                                            -------------  ----         ---------      ------------   ------------        -------
Additions:
  Interest and dividends                    $    301,195   $    94,248                                $   326,551
  Contributions (Notes 3 and 4):
    Employee                                   1,144,509     1,461,268  $1,262,213                        601,978
    Employer                                     302,812       400,383     395,905                        113,204
Net appreciation (depreciation)
   in the fair value of investments
   (Note 1b)                                     737,030     3,489,412   2,800,802      $
                                             -----------   -----------  -----------     -----------    -------------
                                               2,485,546     5,445,311   4,458,920               0      1,041,733
                                          -------------    ----------    ------------   -----------    --------------
Deductions:
  Distributions to participating
   employees                                     333,003       759,599      663,481                       270,120
  Administrative fees                                                        70,897                        11,056
                                             -----------    -----------   ------------   -----------   -------------
                                                 333,003       759,599      734,378                       281,176
                                           -------------    -----------    ------------   ------------   ----------
      Net increase                             2,152,543     4,685,712    3,724,542              0        760,557

Interfund transfers, net                        (774,166)      657,149     (470,565)                     (569,223)
 Interplan transfers, net                        (32,954)       47,015      (23,090)                      (21,723)
 Net assets available for benefits,
  beginning of year                            9,811,503    13,211,454    13,454,073          5,707      5,028,965
                                              -----------  ------------  ------------  -------------     ---------
  Net assets available for benefits,
       end of year                           $11,156,926   $18,601,330   $16,684,960         $5,707     $5,198,576
                                             ==========     =========    =========           =========   ========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS WITH FUND INFORMATION for the year ended December 31, 1996

                                              Twentieth
                                              Century
                                              Ultra       Phoenix        Dreyfus A
                                              Investors   High Yield     Bond Plus      Particpant
                                              Fund        A  Fund        Fund           Loans          Total
                                              ---------   ---------      ------------   ------------   -------
Additions:
  Interest and dividends                                  $   489,815    $   54,498     $   94,742     $  1,361,049
  Contributions (Notes 3 and 4):
    Employee                                 $  975,976       737,388       176,369                       6,359,701
    Employer                                    249,146       204,836        37,787                       1,704,073
  Net appreciation (depreciation)
   in the fair value of investments
   (Note 1b)                                    654,778       445,840       (33,958)                      8,093,904
                                            ------------    -----------     --------         ------  ---------------
                                              1,879,900     1,877,879       234,696          94,742      17,518,727
                                            -------------   ----------      --------         ------  ---------------
Deductions:
  Distributions to participating
   employees                                    223,481        324,915      162,272                       2,736,871
  Administrative fees                                                                                        81,953
                                           -------------    ------------    ------------   -------------  ----------
                                                223,481        324,915      162,272                       2,818,824
                                           ------------    ------------     ------------    ----------    -----------
      Net increase                            1,656,419      1,552,964       72,424           94,742     14,699,903

Interfund transfers, net                      1,409,569       (353,618)     (71,322)         172,176
 Interplan transfers, net                        43,469        (20,054)     (13,565)                        (20,902)
Net assets available for benefits,
  beginning of year                           3,624,716       5,511,894      907,017          886,973    52,442,302
                                            -----------     ------------   -----------       --------    --------------
   Net assets available for benefits,
       end of year                           $6,734,173      $6,691,186     $894,554       $1,153,891    $67,121,303
                                              ========        ========      =======         ========      ==========

The accompanying notes are an integral part of the financial statements.

CHESAPEAKE CORPORATION 401(k) SAVINGS PLAN FOR SALARIED EMPLOYEES
NOTES TO FINANCIAL STATEMENTS


1.  Summary of Significant Accounting Policies:

    a.  GENERAL:

    The Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (the "Plan") covers certain employees of Chesapeake Corporation ("Chesapeake" or the "Employer") as described in the Plan agreement. The Plan's assets are held by the Bank of New York (the "Trustee").

    b.  INVESTMENT VALUATION AND INCOME:

    Investments are stated at fair value determined as follows:

       Mutual and Money Market funds - Quoted market value
       Common stock-Last published sale price on the New York Stock Exchange Loans to participants - Balances due which approximates fair value

     Purchases and sales of securities are recorded on a trade-date basis. Investment income is recorded as earned. Dividend income is recorded on the ex-dividend date. The Plan presents in the statement of changes in net assets available for benefits the "net appreciation (depreciation) in the fair value of investments," which consists of the realized gains and losses and the change in unrealized appreciation (depreciation) on those investments.

     c. RISKS AND UNCERTAINTIES:
     The Plan provides for various mutual fund investment options in stocks, bonds and fixed income securities as well as direct common stock investments. Investments are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statements of assets available for benefits and the statement of changes in assets available for benefits.
     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

2.      DESCRIPTION OF PLAN:
        The Plan is a defined contribution plan. Information regarding Plan benefits, priority of distributions upon termination of the Plan, allocation of Plan investment earnings, and vesting is provided in the Plan agreement which is available at the main office of the Plan administrator at 2104 West Laburnum Avenue, Richmond, Virginia 23227.

3.      EMPLOYEE CONTRIBUTIONS:
        A participant may elect to defer receipt of 1% to 10% of annual before-tax compensation, in increments of 1%.
        Elective deferral contributions may not exceed $10,000 per participant in any taxable year.

4.      EMPLOYER CONTRIBUTIONS:
        The Plan provides for a matching contribution each plan year in an amount equal to 50% of the first 5% of each participant's compensation that the participant elects to contribute to the Plan as an elective deferral contribution for the Plan year. Matching contributions for highly compensated participants are limited by the Internal Revenue Code as described in the Plan document. Chesapeake may make contributions on behalf of specified participants, regardless of whether the participants make elective deferral contributions, as nonelective contributions.

5.      PARTICIPANT LOANS:
        Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Participant Loan fund. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are collateralized by the balance in the participant's account and bear interest at a rate commensurate with the prime rate plus one percent as determined monthly by the Plan administrator. Interest rates range from 9.25% to 9.5%. Principal and interest is paid ratably through monthly payroll deductions.

6.      BENEFIT PAYMENTS:
        Benefits under the Plan become distributable upon termination of employment, upon early retirement, on or after normal retirement, or upon death or disability. Benefit payments are made to the participant as a lump-sum distribution or an annuity.

7.      FORFEITURES:
        Forfeitures resulting from separation from service are held in the Plan and serve to reduce Employer contributions under certain conditions described in the Plan document.

8.      PLAN EXPENSES:
        Expenses incurred in connection with the purchase or transfer of Chesapeake common stock are borne by a participant's account. Fees, if any, of investment managers are borne by participants who select such investments. All other expenses associated with the administration of the Plan are paid by Chesapeake.

9.      PLAN TERMINATION:
        While Chesapeake has not expressed any intent to discontinue its contributions, continuance is not assumed as a contractual obligation and any such discontinuance is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). In the event such discontinuance results in the termination of the Plan, the Plan provides that each participant shall be fully vested in his account and payment of such amounts will be made by the Trustee as directed by the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees Committee.

10.     INVESTMENT OPTIONS:
        Participants may elect to have amounts credited to their accounts in the Plan invested in 1% increments in Chesapeake Common Stock, the Partners Trust Fund, Diversified Equity Fund, LaSalle Income Plus Fund, Twentieth Century Ultra Investors Fund, Phoenix High Yield A Fund or the Dreyfus A Bond Plus Fund. The following is the number of participants in each of the investment options as of December 31:

                                              1997                1996
Chesapeake Common Stock Fund                  638                   806
Partners Trust Fund                           971                 1,129
Diversified Equity Fund                       879                 1,036
LaSalle Income Plus Fund                      391                   525
Twentieth Century Ultra
  Investors Fund                              639                   671
Phoenix High Yield A Fund                     558                   679
Dreyfus A Bond Plus Fund                      216                   220

A description of the investment options currently available to participants is as follows:

CHESAPEAKE COMMON STOCK FUND: This investment option consists of shares of the common stock of Chesapeake Corporation that are purchased by the Plan's trustee at fair market value in the open market, in private transactions, or directly from Chesapeake Corporation.

PARTNERS TRUST FUND: This fund, managed by Neuberger & Berman, invests primarily in common stock and, to a lesser extent, short-term money market instruments and other debt securities.

DIVERSIFIED EQUITY FUND: This fund, managed by Associated Bank, invests primarily in common stock of domestic and foreign publicly held corporations.

LASALLE INCOME PLUS FUND: This fund, managed by LaSalle National Bank, invests in instruments designed to preserve capital, maximize income and provide liquidity without sacrificing credit quality. Investments include U.S. Government Securities, bank investment contracts and guaranteed investment contracts issued by insurance companies.


TWENTIETH CENTURY ULTRA INVESTORS FUND: This fund invests primarily in common stock that are considered to have better than average prospects for appreciation.

PHOENIX HIGH YIELD A FUND:  This fund, managed by Phoenix   Investments, intends
to invest at least 65% of the value of high yield, high risk fixed income securities.

DREYFUS A BOND PLUS FUND: This fund, managed by Dreyfus Corporation, invests primarily in higher-quality corporate and government bonds to see income with preservation of capital.

11.     INVESTMENTS:
        The investments are held in trust funds which are administered by the Trustee.

        The investments in Chesapeake common stock may be purchased by The Bank of New York at fair market value in the open market, in private transactions, or from the authorized but unissued shares of Chesapeake.

         Investments at December 31, 1997 and 1996 held by the Bank of New York consist of:

                                              1997                                  1996
                                 -----------------------------------------------------------------------------
                                 Number                    Fair          Number                      Fair
                                  of Shares    Cost        Value         of Shares     Cost          Value
Investments at Fair
Value as determined
 by quoted market price:
Equity funds:
 Partners Trust Fund             1,109,531    $14,358,260 $19,372,405    1,242,536     $14,071,447    $18,625,613
 Twentieth Century Ultra
    Investors Fund                 252,967      7,253,476   6,905,994      239,739      6,279,888       6,73,4270

Fixed income funds:
 Dreyfus A Bond
 Plus Fund                          76,539      1,096,410   1,123,586       62,055        876,487         894,207
 Phoenix High Yield
A Fund                             633,152      5,317,887   5,806,002      784,061      6,226,481       6,691,186

Common stock:
     Chesapeake
Corporation                        249,634      6,298,080    8,581,169     339,176      7,569,822       10,641,647

Money market funds:
  LaSalle Income
Plus Fund                        4,884,146      4,884,146    4,884,146    5,225,939     5,225,939        5,225,939
 Short-term
investments                        395,228        395,228      395,228      513,683       513,683          513,683
                                             -------------   ----------                 ----------     ----------
                                                39,603,487  47,068,530                 40,763,747       49,326,545
Investments at estimated
fair value:
   Diversified
Equity Fund                        879,087       9,047,560  18,222,596    1,082,370     9,472,960       16,708,546
                                           ---------------  ----------                  ---------       ----------
                                               $48,651,047 $65,291,126                $50,236,707      $66,035,091
                                               ===========  ========                   =========         =========


12.      TAX STATUS:
         The Plan obtained its latest determination letter on March 30, 1995, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, management and the plan administrator believe that the Plan is currently designed and being operated in accordance with all applicable rules and regulations.

13.    SALE OF KRAFT AND PACKAGING OPERATIONS:
         On May 23, 1997, Chesapeake sold certain kraft and packaging operations to St. Laurent Paperboard Inc. ("St. Laurent"). In connection with this transaction, all participants who were employed by the operations which were sold had their accounts transferred out of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees and into a plan sponsored by St. Laurent. The net value of the accounts transferred from the Plan to St. Laurent was $17,510,811.

ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997
                                EIN:  54-0166880   PN:  042
SCHEDULE OF SECURITIES HELD FOR INVESTMENT - PART I
PERIOD ENDING       12/31/97                 THE BANK OF
NEW YORK

         CHESAPEAKE CORP - SALARY

SECURITY DESCRIPTION       SHARES/UNITS/PAR VALUE   COST             MARKET VALUE
----------------------     -----------------------  -------          ------------
  COMMON STOCKS
CHESAPEAKE CORP            249,634.00               6,298,080.39       8,581,168.75
  TOTAL COMMON SHARES      249,634.00               6,298,080.39       8,581,168.75

  OTHER ASSETS
AMERICAN CENTY
ULTRA FD INV               252,966.82               7,253,475.68       6,905,994.38
ASSOCIATED BANK
 DIV EQ FD                 879,087.07               9,047,560.02      18,222,595.87
   CHESAPEAKE CORP       1,150,157.77                1,150,157.7        1,150,157.77
DREYFUS A BDS PLUS INC      76,538.55                1,096,409.5        1,123,586.02
  COM
LASALLE INTEREST
INCOME FUND              4,884,146.42               4,884,146.42       4,884,146.42
NEUBERGER BERMAN
          PARTNERS TRUST 1,109,530.61              14,358,260.17      19,372,404.50
VALUE AS REPORTED
BY NEUBERGER
PHOENIX HIGH YIELD
 FUND (A)                  633,151.83                5,317,887.25       5,806,002.30
   TOTAL OTHER ASSETS    8,985,579.07               43,107,897.06      57,464,887.26

   SHORT TERM INVESTMENTS
COLLECTIVE SHORT TERM
INVEST                     395,228.03                  395,228.03         395,228.03
FD   NON-DISCRETIONARY
TOTAL SHORT TERM           395,228.03                  395,228.03         395,228.03
 INVESTMENTS

   TOTAL INVESTMENTS     9,630,441.10               49,801,205.48       66,441,284.04


ITEM 27A - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
December 31, 1997
                                              EIN:  54-0166880   PN:  042
SCHEDULE OF SECURITIES HELD FOR INVESTMENT - PART II
    ACQUIRED AND DISPOSED OF WITHIN THE PLAN YEAR
DURING THE PERIOD 01/01/97 TO 12/31/97
                                            THE BANK OF NEW YORK

                            CHESAPEAKE CORP - SALARY

SECURITY DESCRIPTION            SHARES/UNITS/PAR VALUE     COST         PROCEED
--------------------------      ----------------------- -----------  -----------
CHESAPEAKE CORP       ACQ:       791,280.61             791,280.61
                      DIS:       422,066.69                           422,066.69

  TOTAL ACQUISITIONS:            791,280.61             791,280.61
        DISPOSITIONS:            422,066.69                           422,066.69

/TABLE

Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997

SINGLE REPORTABLE SECURITY TRANSACTIONS
  EXCEEDING 5% OF FUND ASSETS
DURING THE PERIOD 01/01/97 TO 12/31/97          THE BANK OF NEW YORK

CHESAPEAKE CORP - SALARY

5% OF 12/31/96 MARKET VALUE OF         67,179,741.99  =  3,358,987.09

                                                       REVALUED       PROCEEDS
                          TRANS                        COST OF        PURCHASE       NET
     ISSUE                TYPE   PRICE      EXPENSES   DISPOSAL       VALUE          GAIN/LOSS
        OTHER ASSETS
ASSOCIATED BANK
DIV EQ FD                  S       .000        .00      3,648,504.37   4,092,222.63   443,718.26
NEUBERGER BERMAN
 PARTNERS TRUST            S       .000        .00      5,124,534.10   5,133,289.96     8,755.86


Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997

SINGLE REPORTABLE SECURITY TRANSACTIONS
     EXCEEDING 5% OF FUND ASSETS
DURING THE PERIOD 01/01/97 TO 12/31/97           THE BANK OF NEW YORK

CHESAPEAKE CORP - SALARY

5% OF 12/31/96 MARKET VALUE OF          67,179,741.99 =  3,358,987.09


                                NO. OF     NO. OF     TOTAL VALUE       TOTAL VALUE      NET
     ISSUE                    PURCHASES    SALES      PURCHASES         SALES            GAIN/LOSS
          COMMON STOCKS
CHESAPEAKE CORP                32          35         4,009,153.14      4,093,790.05     292,883.50
          OTHER ASSETS
LASALLE INTEREST
INCOME FUND                    89          95         3,229,494.58      3,566,728.26            .00
ASSOCIATED BANK
 DIV EQ FD                    121         105         3,327,596.22      6,918,690.35     827,500.66
PHOENIX HIGH YIELD
   FUND (A)                    97          85         1,605,260.82      2,736,094.95      61,756.83
AMERICAN CENTURY
  ULTRA FUND                  122          83         4,793,278.73      4,380,305.49     329,250.69
NEUBERGER BERMAN PARTNERS
  TRUST                       133          82         5,868,079.29      8,015,900.46     181,827.76
         SHORT TERM INVESTMENTS
COLLECTIVE SHORT TERM
  INVEST FD                   115         114         9,130,892.28      9,249,347.35            .00



Item 27d - SCHEDULE OF REPORTABLE TRANSACTIONS for the year ended December 31, 1997

INVOLVED IN A SINGLE REPORTABLE TRANSACTIONS
     DURING THE PERIOD 01/01/97 TO 12/31/97            THE BANK OF NEW YORK

CHESAPEAKE CORP - SALARY

5% OF 12/31/96 MARKET VALUE OF            67,179,741.99 =     3,358,987.09


                                                        REVALUED     PROCEEDS OR
                         TRANS           BROKER         COST OF      PURCHASE        NET
     ISSUE               TYPE     PRICE  COMMISSION     DISPOSAL     VALUE       GAIN/LOSS
NONE


                                                             Exhibit 23


CONSENT OF COOPERS & LYBRAND L.L.P.

We consent to the incorporation by reference in the registration statement on Form S-8 of Chesapeake Corporation for the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees (File No. 33-14927) of our report dated June 10, 1998, on our audits of the financial statements of the Chesapeake Corporation 401(k) Savings Plan for Salaried Employees as of December 31, 1997 and 1996, and for the years then ended, which report is included in this Annual Report on Form 11-K.

                                                   COOPERS & LYBRAND L.L.P.

Richmond, Virginia
June 26, 1998